
EXHIBIT 12

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
          COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                     PREFERRED AND PREFERENCE DIVIDEND REQUIREMENTS

                                     12 Months Ended

                                June       December     December    December     December  December
                                1995         1994         1993        1992         1991      1990
                              -------------------------------------------------------------------------
                                                (In Thousands of Dollars)

Net Income                    $296,507     $323,617     $309,866     $264,347    $233,681   $175,446
Taxes on Income                143,669      156,702      140,833      105,994      88,041     22,818
                              --------     --------      -------     --------    --------   --------
Adjusted Net Income           $440,176     $480,319     $450,699     $370,341    $321,722   $198,264
                              --------     --------     --------     --------    --------   --------
Fixed Charges:
  Interest and Amortization
    of Debt Discount and
    Expense and Premium
    on all Indebtedness       $207,277     $204,205     $199,415     $200,848    $213,616   $194,656
  Capitalized Interest          13,784       12,427       16,167       13,800      20,953     25,748
  Interest Factor in Rentals     2,101        2,011        2,144        2,033       1,801      1,840
                              --------     --------     --------     --------    --------   --------
  Total Fixed Charges         $223,162     $218,643     $217,726     $216,681    $236,370   $222,244
                              --------     --------     --------     --------    --------   --------
Preferred and Preference
  Dividend Requirements: (1) <F1>
  Preferred and
    Preference Dividends      $ 39,774     $ 39,922     $ 41,839     $ 42,247    $ 42,746   $ 40,261
  Income Tax Required           19,042       19,075       18,763       16,729      15,916      5,166
                              --------     --------     --------     --------    --------   --------
  Total Preferred and
    Preference Dividend
    Requirements              $ 58,816     $ 58,997     $ 60,602     $ 58,976    $ 58,662   $ 45,427
                              --------     --------     --------     --------    --------   --------
Total Fixed Charges
  and Preferred and
  Preference Dividend
  Requirements                 $281,978     $277,640     $278,328    $275,657    $295,032   $267,671
                               ========     ========     ========    ========    ========   ========

Earnings (2) <F2>              $649,554     $686,535     $652,258    $573,222    $537,139   $394,760
                               ========     ========     ========    ========    ========   ========
Ratio of Earnings
  to Fixed Charges               2.91         3.14         3.00        2.65        2.27       1.78

Ratio of Earnings to
  Combined Fixed
  Charges and Preferred
  and Preference Dividend
  Requirements                   2.30         2.47         2.34        2.08        1.82       1.47

<F1>
(1)  Preferred and preference dividend requirements consist of an amount equal to the pre-tax earnings that would be required to meet dividend requirements on preferred stock and preference stock.

<F2>
(2)  Earnings are deemed to consist of net income that includes earnings of BGE's consolidated subsidiaries, equity in the net income of BGE's unconsolidated subsidiary, income taxes
     (including deferred income taxes and investment tax credit adjustments), and fixed charges other than capitalized interest.

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